UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Fifth Street Senior Floating Rate Corp.

Address of Principal Business Office:	10 Bank Street, 12th Floor
White Plains, NY 10606

Telephone Number:	(914) 286-6800

Name and Address of Agent	Leonard M. Tannenbaum
For Service of Process:	Fifth Street Senior Finance Corp.
10 Bank Street, 12th Floor White Plains, NY 10606

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of White Plains and the State of New York on the 29th day of May, 2013.

FIFTH STREET SENIOR FLOATING RATE CORP.

By:	/s/ Bernard D. Berman
Name:	Bernard D. Berman
Title:	President

Attest:	/s/ Alexander C. Frank
Name:	Alexander C. Frank
Title:	Chief Financial Officer